

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3010

January 8, 2010

Mr. Scott C. Butera
Chief Executive Officer and President
Tropicana Entertainment Inc.
3930 Howard Hughes Parkway, 4th Floor
Las Vegas, NV 89169

> **Re: Tropicana Entertainment Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed December 21, 2009**
> **File No. 000-53831**

Dear. Mr. Butera:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please provide us the acknowledgments included at the end of our letter dated December 7, 2009 signed by an authorized officer of the company. For your convenience, we have repeated these acknowledgments at the end of this letter.

2.   We note your response to our prior comments 2, 10 and 12. Please revise the registration statement to include disclosure consistent with your responses to each of these comments.

<u>Item 1A. Risk Factors, page 29</u>

3.   We note your responses to our prior comments 22 and 23 and reissue those
comments. Many of your risk factor subheadings still do not fully describe the
specific risks that they highlight. Potential investors should be able to read a risk
factor subheading and come away with a strong understanding of what the risk is
and the result of the risk as it specifically applies to you. In addition, some of
your risk factors still lack the specificity required to adequately address the risk
presented. Please revise to include quantitative and qualitative disclosure along
with specific examples where appropriate.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Exit Facility, 48</u>

4.   We note your response to our prior comment 29; you state that the proposed exit
facility is only one of several possible courses of exit financing that you may
pursue and that the material terms are therefore not settled. However, on page 9
you state that the Plan of Reorganization provides for the entering into of the Exit
Facility on or prior to the Effective Date. Also, on page 48 you state that upon the
effective date, you will enter into the Exit Facility. Please clarify if you are
required to enter into the Exit Facility and advise us of the several other possible
courses of exit financing that are available to you. Please revise your disclosures
as appropriate. Furthermore, we note that you have included adjustments related
to the Proposed Exit Facility in your pro forma financial statements. In light of
the fact that you are still considering your other options for exit financing, please
tell us how you determined that these pro forma adjustments met the criteria in
Rule 11-02(b) of Regulation S-X, particularly that the adjustments are factually
supportable.

<u>Valuation of Long-Lived Assets, page FIN-D-6</u>

5.   We note your response to our prior comment 43 and continue to question your
impairment testing. Please additionally address the following in your response:

-   Clarify at what point during 2008 Adamar's management tested its property
and equipment for impairment.
-   ASC 360-10-35-21 states that long lived assets shall be tested for
recoverability whenever events or changes in circumstances indicate that its
carrying amount may not be recoverable; thus, it is unclear to us why you did
not consider the bankruptcy filing and agreement to sell the property well
below carrying value in April 2009 as well as the further deterioration in the
Atlantic City casino industry after December 31, 2008 to be indicators that the

carrying amount of the long lived assets as of June 30, 2009 and September 30, 2009 may not be recoverable. Please explain further. Include in your response a discussion of the price that you expected to sell the property as of December 31, 2008 to the actual price agreed upon in April 2009.

- You state that you believe that the long-term prospects of Adamar are consistent with the forecast assumptions utilized in the 2008 impairment test. Please provide us with the significant forecast assumptions utilized in the 2008 impairment test.

- Also, in light of the dramatic decrease in revenues and profits experienced by Atlantic City casinos during 2009, please compare your assumptions used for 2009 to actual results.

3. Restructuring Transactions, page FIN-J-8

6.   We note your expanded disclosure on page FIN-J-8. Please additionally tell us your basis for the assumed compounded annual growth rate of (0.4)%, the discount rate in the range of 15% to 17%, and the exit multiples ranging from 4.5x to 5.5x.

7.   We note your response to our prior comments 47 and 48. Please tell us if the Company's analysis of the fair value of all the assets to be acquired will be completed prior to the Effective Date, and when you expect this analysis to be completed. Additionally, please tell us how you determined that the depreciated replacement cost method was an appropriate method for valuing real property in your December 31, 2008 impairment testing, and tell us whether this method will be utilized in your current fair value analysis.

8.   You disclose that the fair value analysis of the intangible assets, including the Predecessors' trade name, used income-based methods. On page FIN-J-12, you also disclose that the fair value of the trade name is $55 million which is $38 million greater than the book value. Please tell us the significant assumptions you utilized to determine the fair value of trade name. Additionally, we note your disclosure on page 30 which states that as a result of the Chapter 11 Cases, the Predecessors and Adamar have been the subject of negative publicity which has had an impact on their image. You also disclose on page 23 that parties affiliated with the Tropicana LV have filed suit against certain of the Predecessors regarding the "Tropicana" trademark, and that in the event that those parties prevail, their continued use of the trademark without restriction could dilute the "Tropicana" brand and be detrimental to the other properties that utilize that brand. Please specifically tell us how you considered these factors when determining the fair value of the trademark.

4. Tropicana AC Acquisition, page FIN-J-9

9.   We note your response to our prior comments 49 and 50. While we note that the barriers to entry and market and credit issues discussed in your response could account for the lack of competing bids for the Tropicana AC assets, it does not appear that the method you've used to determine the fair value of Tropicana's real property assets provides the best evidence of fair value. Please tell us if you will be performing an analysis of the real property assets of Tropicana AC prior to the Effective Date, and whether the depreciated replacement cost method will be utilized in this analysis.

6. Pro Forma Adjustments – Tropicana AC Acquisition, page FIN-J-15

10.   We note your response to prior comment 52 and your pro forma adjustment to eliminate the interest expense related to Tropicana AC's related party note payable. It is unclear to us where the corresponding interest income related to this note is recorded. Please advise.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: R. Henry Kleeman, Esq.
        Kirkland & Ellis LLP
        Via facsimile (312) 862-2200